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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

GRUBB & ELLIS REALTY ADVISORS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
Units, consisting of one share of Common Stock and two warrants
(Title of Class of Securities)
400096 10 3 (Common Stock)
400096 20 2 (Units)
(CUSIP Numbers)
C. Michael Kojaian
c/o Kojaian Ventures, L.L.C.
39400 Woodward Ave., Suite 250,
Bloomfield Hills, Michigan 48304
(248) 644-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MICHIGAN

	7	SOLE VOTING POWER:

NUMBER OF		1,666,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,666,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MICHIGAN

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		41,670

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,670

WITH	10	SHARED DISPOSITIVE POWER:

		1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,708,337

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 2 of the Schedule 13D, “Identity and Background,” is amended and restated in its entirety as set forth below
Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended by adding the following thereto
Item 4 of the Schedule 13, “Purpose of Transaction,” is amended and restated in its entirety as set forth below
Item 5 of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety as set forth below
Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,” is amended by adding the following thereto
Item 7 of the Schedule 13D, “Material to be filed as Exhibits,” is amended by adding the following thereto
Signatures
Unit Purchase Agreement
Lock Up Agreement
Joint Filing Agreement

This Amendment No. 3 (this “Amendment”) amends and supplements the Reporting Persons’ Schedule 13D filed on March 13, 2006, as previously amended to date (the “Schedule 13D”). This Amendment No. 3 reflects the sale of shares at cost by Kojaian Holdings LLC to Kojaian Ventures, L.L.C., both entities of which are affiliates of C. Michael Kojaian.
The tables of the Schedule 13D are amended and restated in their entirety as set forth in this Amendment.
Item 2 of the Schedule 13D, “Identity and Background,” is amended and restated in its entirety as set forth below:
     (a)-(c) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by:
(i)	Kojaian Ventures, L.L.C. (“KV”), a Michigan limited liability company whose principal business is investing in real estate and other investments

(ii)	Kojaian Ventures – MM, Inc. (“KVMM”), a Michigan corporation and the managing member of KV whose principal business is acting as the manager of KV; and

(iii)	C. Michael Kojaian, a citizen of the United States of America whose principal occupation is Executive Vice President of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate (the persons referred to in (i) through (iii) are collectively referred to herein as the “Reporting Persons”).
     The principal place of business of KV, KVMM and C. Michael Kojaian is located at 39400 Woodward Ave., Suite 250, Bloomfield Hills, Michigan 48304.
     (d)-(f) None of the Reporting Persons has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended by adding the following thereto:
     On May 14, 2007, KV and Kojaian Holdings LLC (“KH”) entered into a Unit Purchase Agreement (the “UPA”), pursuant to which KV purchased 1,666,667 Units of the Issuer for an aggregate purchase price of $10,000,002, which is equal to the original purchase price paid by KH to acquire the Units in the Issuer’s initial public offering. The Units acquired by KV were purchased with working capital.
     The description of the UPA set forth in this Item 3 is qualified in its entirety by reference to the Unit Purchase Agreement included as Exhibit 13 to this Amendment No. 3, which is incorporated in its entirety in this Item 3.

Item 4 of the Schedule 13, “Purpose of Transaction,” is amended and restated in its entirety as set forth below:
     Each of the Reporting Persons has acquired their shares of Common Stock for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer through open market, privately negotiated transactions, or otherwise, depending on market conditions and other considerations that such Reporting Person deems relevant, including, but not limited to, liquidity and diversification considerations. As a director of the Issuer, C. Michael Kojaian has the power to influence the Issuer’s affairs and management in the ordinary conduct of the Issuer’s business.
     Other than as set forth in this Amendment No. 3, no Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Issuer’s present capitalization or dividend policy, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Issuer by any person, (vii) causing Common Stock to be delisted from the New York Stock Exchange, (viii) causing any of the Issuer’s equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.
Item 5 of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety as set forth below:
     (a) KV beneficially owns 1,666,667 shares of Common Stock, which represents approximately 5.6% of the Issuer’s outstanding Common Stock.
     KVMM may be deemed to beneficially own 1,666,667 shares of Common Stock held by KV. The shares of Common Stock that may be deemed to be beneficially owned by KV represent approximately 5.6% of the Issuer’s outstanding Common Stock.
     C. Michael Kojaian beneficially owns 41,670 shares of Common Stock, and may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock beneficially owned, or that may be deemed to be beneficially owned, by C. Michael Kojaian represents approximately 5.7% of the Issuer’s outstanding Common Stock. C. Michael Kojaian disclaims beneficial ownership of the Common Stock held by KV, and this Amendment No.3 shall not be deemed an admission that C. Michael Kojaian is the beneficial owner of such securities for purposes of Section 13D or for any other purpose.
     (b) KV has sole power to vote and dispose of the 1,666,667 shares of Common Stock it beneficially owns. KVMM may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by KV. C. Michael

Kojaian has sole power to vote and dispose of 41,670 shares of Common Stock and may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by KV.
     (c) None of the Reporting Persons has effected any transactions in the Issuer’s Common Stock or Units other than the transactions reported in this Amendment No. 3.
     (d) Not applicable
     (e) Not applicable
Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,” is amended by adding the following thereto:
     On April 3, 2007, Deutsche Bank Securities, Inc. (“Deutsche Bank”) delivered a Release of Lock Up Agreement/Acknowledgement to Lock Up Agreement to KH (the “Release”). The Release relieves KH from the terms and conditions of that certain Lock Up Agreement (the “Lock Up Agreement”) delivered by KH to Deutsche Bank in connection with the Issuer’s initial public offering (the “IPO”) solely to permit KH to transfer to KV the Issuer’s securities purchased by KH in the IPO. Furthermore, KV agreed to be a party to the Lock Up Agreement as though it were an original party thereto.
     The description of the KV Lock Up Agreement set forth in this Item 6 is qualified in its entirety by reference to the KV Lock Up Agreement included as Exhibit 14 to this Amendment No. 3, which is incorporated in its entirety in this Item 6.
Item 7 of the Schedule 13D, “Material to be filed as Exhibits,” is amended by adding the following thereto:

Exhibit 13	Unit Purchase Agreement, dated May 14, 2007 by and among Kojaian Holdings LLC and Kojaian Ventures, L.L.C.

Exhibit 14	Release of Lock Up Agreement/Acknowledgement to Lock Up Agreement, dated April 3, 2007 by and among Grubb & Ellis Realty Advisors, Inc., Deutsche Bank Securities, Inc. and Kojaian Ventures, L.L.C.

Exhibit 15	Joint Filing Agreement, dated May 14, 2007 by and among Kojaian Ventures, L.L.C., Kojaian Ventures – MM, Inc. and C. Michael Kojaian.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2007
KOJAIAN VENTURES, L.L.C. A Michigan limited liability company

	BY:	KOJAIAN VENTURES – MM, INC.,
a Michigan corporation,
its Managing Member

/s/ C. Michael Kojaian
Name:	C. Michael Kojaian
Title:	President

KOJAIAN VENTURES – MM, INC. A Michigan corporation
/s/ C. Michael Kojaian
Name:	C. Michael Kojaian
Title:	President

/s/ C. Michael Kojaian
C. MICHAEL KOJAIAN

[Signature Page to Amendment No. 3 to Schedule 13D]